STAHL & ZELMANOVITZ
767 Third Avenue — 14th Floor
New York, New York 10017

Email: StahlNYC@AOL.com
Phone: (212) 826-6435
Fax: (212) 826-6402

February 6, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7010

Attention: Tangela S. Richter,
              Branch Chief

Re: NGAS Resources, Inc. (the "Company")
       Amendment No. 1 to Registration Statement on Form S-3, File No. 333-130911

Ladies and Gentlemen:

This correspondence accompanies Amendment No. 1 to the captioned registration statement on Form S-3 (the "Registration Statement") filed in response to the comment letter to the Company dated February 2, 2006 (the "Comment Letter"). In accordance with the Comment Letter, it keys responsive revisions in the Registration Statement to the numbered paragraphs in the Comment Letter. By courtesy copy of this letter, we have also provided a copy of the Amendment No. 1 to the Staff, with responsive and updating revisions marked to show changes from the Registration Statement filed by the Company on January 9, 2006.

Where You Can Find More Information, page 1

1. The listing of incorporated filings has been expanded to include all three of the Company's quarterly reports on Form 10-Q filed in 2005 and an additional current report on Form 8-K filed on January 20, 2006 under the Exchange Act.

Selling Stockholders, page 6

2. The listing of selling stockholders has been revised to identify all natural persons who exercise voting or dispositive control over the common shares underlying the convertible notes and warrants held by the selling stockholders, including the selling stockholder noted in the Comment Letter.

3. Three of the selling stockholders have advised the Company that they are not affiliated with any registered broker-dealers. Each of the other three selling stockholders, as disclosed in footnote 5 added to the table, have advised the Company that it is affiliated with one or more registered broker-dealers, that it purchased its convertible notes in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any party to distribute the notes, related warrants or underlying common shares.

* * *

If the revised disclosure in the accompanying filing is acceptable, the Company will file a request for acceleration of the Registration Statement, as amended, including the appropriate acknowledgements in connection with the request. We appreciate your consideration of these responses and look forward to receiving any further comments as promptly as practicable.

Yours very truly

/s/ Douglas Stahl

cc: NGAS Resources, Inc.
    First Albany Capital